[Reference Translation]

                                                                November 5, 2009

To Whom It May Concern:

                                  Company Name: TOYOTA MOTOR CORPORATION
                                  Name and Title of Representative:
                                          Akio Toyoda, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                  Name and Title of Contact Person:
                                          Takuo Sasaki, Managing Officer
                                          (Telephone Number: 0565-28-2121)

       Notice Concerning Valuation Losses on Securities at the End of the
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                   Second Quarter of FY2010 (Unconsolidated)
                   -----------------------------------------

TOYOTA MOTOR CORPORATION ("Toyota") hereby announces that, in Toyota's unconsolidated financial statements for the second quarter of FY2010 (April 1, 2009 through March 31, 2010), impairment losses were recorded recognizing the loss in value of investment securities and shares or investments in Toyota's affiliates, the market value or net asset value of which have declined considerably. Such recording will not have material impact on Toyota's consolidated financial statements.


1. Details of valuation losses on securities (unconsolidated)

                                                           (Amount: billion yen)
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    (A)  Total valuation losses on securities for the second quarter of the fiscal year ending March 31, 2010 (difference
         between the second-quarter accumulated period and the              35.5
         first-quarter accumulated period)
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    (B)  Net assets as of March 31, 2009                                 6,651.9
                                                       (A / B x 100)      (0.5%)
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    (C)  Ordinary income for the fiscal year ended March 31, 2009          182.5
                                                       (A / C x 100)     (19.5%)
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    (D)  Net income for the fiscal year ended March 31, 2009                56.6
                                                       (A / D x 100)     (62.7%)
    ----------------------------------------------------------------- ----------

      In impairment accounting for securities having a market price at the end of a fiscal quarter, Toyota applies the reversal method. Therefore, losses to be recorded for the year ending March 31, 2010 may vary depending on the market value of the securities or other similar factors on the last day of the fiscal year.

2.  Outlook

   With respect to the forecasts of actual financial results for FY2010, please see the "Notice Concerning the Difference between the Forecasts and the Semi-Annual Actual Financial Results for FY2010 and Amendments to the Forecasts of Actual Financial Results for FY2010" that was released today (November 5, 2009).